FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                10 December 2003


                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                         Update on Offer for Drax Debt

(London - 10 December 2003) International Power plc (IPR) notes that the cash-out elections by the creditors of Drax are now complete. As anticipated by IPR, take up of the cash out election is at an insignificant level due to the improvement in power prices in the UK since IPR made its original offer.

In accordance with the agreement with Drax, IPR will receive GBP2 million for its contribution to the restructuring process together with reimbursement of associated costs.

For further information please contact:

Aarti Singhal
Tel: +44 (0)20 7320 8681

International Power plc is a leading independent electricity generating company with 10,990MW (net) in operation and 610 (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary